Filed Pursuant to Rule 433

Registration No. 333-205558-02

Florida Power & Light Company

Pricing Term Sheet

May 3, 2018

Issuer: Florida Power & Light Company

Designation:	First Mortgage Bonds, 4.125% Series due June 1, 2048
Registration Format:	SEC Registered
Principal Amount:	$500,000,000
Date of Maturity:	June 1, 2048
Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1, beginning December 1, 2018
Coupon Rate:	4.125%
Price to Public:	99.911% of the principal amount thereof
Benchmark Treasury:	2.750% due November 15, 2047
Benchmark Treasury Yield:	3.130%
Spread to Benchmark
Treasury Yield:	100 basis points
Reoffer Yield:	4.130%
Trade Date:	May 3, 2018
Settlement Date:*	May 8, 2018
Redemption:	Redeemable at any time prior to December 1, 2047, at 100% of the principal amount plus any accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 15 basis points; and redeemable at any time on or after December 1, 2047, at 100% of the principal amount plus any accrued and unpaid interest.
CUSIP / ISIN Number:	341081 FR3 / US341081FR38

Expected Credit Ratings:**
Moody’s Investors Service Inc.	“Aa2” (stable)
S&P Global Ratings	“A” (stable)
Fitch Ratings, Inc.	“AA-” (stable)

Joint Book-Running Managers:
BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
CIBC World Markets Corp.
KeyBanc Capital Markets Inc.
RBC Capital Markets, LLC

Co-Managers:
Academy Securities, Inc.
Santander Investment Securities Inc.
ICBC Standard Bank Plc

Junior Co-Manager:
Drexel Hamilton, LLC

*       It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about May 8, 2018, which will be the third business day following the date of pricing of the First Mortgage Bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the First Mortgage Bonds initially will settle in T+3, purchasers who wish to trade the First Mortgage Bonds on the date of pricing of the First Mortgage Bonds should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**     A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated May 3, 2018.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-8674, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.